Matthew C. Henry Senior Vice President, General Counsel & Secretary
Oncor Electric Delivery 1616 Woodall Rodgers Fwy. Dallas, Texas 75202 Tel: 214.486.2000

April 26, 2021

Via EDGAR and Electronic Mail

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Anuja A. Majmudar

RE:	Oncor Electric Delivery Company LLC
Registration Statement on Form S-4
Filed April 16, 2021
File No. 333-255299

Dear Ms. Majmudar:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-255299) at 4:00 p.m., Eastern time, on Wednesday, April 28, 2021, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc:	W. Crews Lott, Baker & McKenzie LLP